Exhibit (a)(1)(i)

GOLUB CAPITAL PRIVATE CREDIT FUND

c/o GC Advisors LLC

200 Park Avenue, 25th Floor

New York, New York 10166

If you do not want to sell your shares of beneficial

interest at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

June 25, 2024

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by Golub Capital Private Credit Fund (the “Fund”). If you are not interested in selling your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that, except as described below, all Shares that have been issued after July 1, 2023 will be subject to an “early repurchase deduction” (except in the case of death, divorce or qualified disability of a shareholder and certain discretionary model portfolio management programs), which will reduce your proceeds by 2%. Shares that are issued pursuant to the Fund’s distribution reinvestment plan and tendered shall not be subject to the early repurchase deduction. In addition, the sale of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on June 25, 2024 and end at 11:59 p.m., Eastern Time, on August 1, 2024. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail, email or fax to the Fund’s Transfer Agent, SS&C GIDS, Inc., Attention: Golub Capital Private Credit Fund, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail -	P.O. Box 219098 Kansas City, MO 64121-9098

Overnight Mail -	430 W 7th Street Suite 219098 Kansas City, MO 64105-1407

Email -	golubai@sscinc.com

Fax -	(816) 218-0445

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on August 1, 2024.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call (844) 373-0973.

Sincerely,

Golub Capital Private Credit Fund